Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Barbara Collins 604.691.7490 604.893.2390 barbara.collins@mcmillan.ca 59790-1 January 20, 2011

BY COURIER AND FILED BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
United States of America
20549

Attention:     Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:     KEEGAN RESOURCES INC. (the "Company")
           Form 20-F For Fiscal Year Ended March 31, 2010
           Filed July 1, 2010
           File No. 001-33580

We write on behalf of the Company in response to the letter (the "Comment Letter") of January 10, 2011 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 20-F (the "20-F") filed with the Commission by the Company on July 1, 2010. On behalf of the Company, we have filed with the Commission, via EDGAR correspondence, a draft of Amendment No. 1 to the 20-F (the "20-F/A") that updates the Company's 20-F pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of the 20-F/A, plus two copies that have been redlined to show the changes from the 20-F.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the 20-F and 20-F/A.

Form 20-F for the Fiscal Year ended March 31, 2010

General

1.     We note that you have quantified mineralization on your website and in some press releases using the terms of "measured", "indicated" and "inferred" resources. If you continue to disclose measures other than those recognized by the SEC, on your website, in press releases or in your filings with the SEC, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms

January 20, 2011

on this website (or press release), such as "measured", "indicated" and "inferred" "resources", which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Response:

The Company advises that it will include the foregoing Cautionary Note to U.S. Investors on its website, www.keeganresources.com, under the tab "News Releases." The Company advises that it will also include appropriate cautionary language in substantially similar form to the foregoing Cautionary Note to U.S. Investors in all of its future news releases which disclose mineral resource categories that are not recognized by the SEC.

Mineral Resource Estimates, Page 26

2.     We understand that you have disclosed non-reserve mineralization pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal and economic meaning, and non-reserve mineralization. If you present non-reserve mineralization, this should appear in a separately titled section in which measured and indicated mineral resources are disclosed apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

Please include language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured resources" and "indicated resources". We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the

January 20, 2011

estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Please also include language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources". We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Response:

The Company appreciates Staff's guidance in connection with the disclosure of non-reserve mineralization. As summarized in the new Explanatory Note on page iv of the draft 20-F/A, Table 2 of the Form 20-F, entitled "Esaase Property Resources - as of February 28, 2009," which formerly contained both indicated and inferred resource estimates, has been replaced by two separate tables at pages 26 and 27 of the draft Form 20-F/A, under Item 4.D - Property, Plant and Equipment - namely, Table 2: Esaase Property Indicated Resources - as of February 28, 2009, and Table 2a: Esaase Property Inferred Resources - as of February 28, 2009 - each with appropriate cautionary notes to U.S. investors.

The following form of cautionary note to U.S. investors precedes new Table 2 in the draft Form 20-F/A (at page 26):

"Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources. The table below uses the term 'indicated resources'. We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of 'indicated resources' involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves."

The following form of cautionary note to U.S. investors precedes new Table 2a in the draft Form 20-F/A (at page 26):

"Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources. The table below uses the term 'inferred resources'. We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of 'inferred resources' involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S.

January 20, 2001

investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable."

Preliminary Economic Assessment Study, Page 28

3.     While we do not object to disclosure of projections of future performance which have a reasonable basis, we expect that you have not demonstrated the economic viability of the resource estimates underlying the financial measurements disclosed with your preliminary economic assessment. As such disclosures may imply that you have a greater degree of certainty than is warranted, also considering the prohibition in Item 4.D (b)(ii) of Form 20-F against disclosing estimated values of reserves, you should remove the financial projections that are based on the possible development and production of your resources. These would include your estimates of direct cash costs, operating cash flow, operating costs, capital expenditures, EBITDA, EBIT, net present value and payback period.

Response:

As summarized in the new Explanatory Note on page iv of the draft 20-F/A, the Company has revised the disclosure at page 29, under the heading "Preliminary Economic Assessment Study" in Item 4.D - Property, Plant and Equipment, to remove certain financial projections that were based on the possible development and production of the Company's mineral resources. The Explanatory Note discloses that such projections were removed as they could imply that the Company has a greater degree of certainty with respect to the underlying resource estimates than is currently warranted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 20, 2011

Response:

The Company's letter containing the requested acknowledgements accompanies this letter.

On behalf of the Company we trust that each of the foregoing and the draft Form 20-F/A are now clear and satisfactory, and we await confirmation from Staff that it would be appropriate for the Company to proceed with the filing of the Form 20-F/A. However, should Staff have any further questions or comments respecting any of the same, or should Staff require any further information or documentation respecting the Company in this instance, please do not hesitate to immediately contact the writer at any time.

We sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of either any final questions or comments which the SEC may have in this matter, or the SEC's verbal confirmation of its receipt and acceptance of the Company's submissions, all at the SEC's earliest convenience hereafter. In the interim we remain,

Yours truly,

/s/ Barbara J. Collins

Barbara J. Collins*

BJC/mly
Enclosures